SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of February 2023

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On February 24, 2023, the Board of Directors of Korea Electric Power Corporation (“KEPCO”) resolved to hold the annual ordinary general meeting of shareholders as follows.

1.	Date / Time: March 28, 2023 / 11:00 a.m. (Seoul Time)

2.	Location: 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

KEPCO Headquarter

3.	Items to be Reported

•	Audit Report

•	Management report on KEPCO’s operation

•	Operation report on internal accounting control system

4.	Agendas for Shareholder Approval:

1)	Approval of financial statements for the fiscal year 2022

2)	Approval of the ceiling amount of remuneration for directors in 2023

Details regarding agendas mentioned above will be provided in future filings on Form 6-K of notice for AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name: Chang, Nam-yeon
Title: Head of Finance & IR Team

Date: February 24, 2023